RODMAN & RENSHAW CAPITAL GROUP, INC.
1251 Avenue of the Americas
New York, New York 10020

November 30, 2009

Via Facsimile Transmission and Edgar
Thomas Kluck, Esq.
Adam F. Turk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Rodman & Renshaw Capital Group, Inc. (the “Company”)
Registration Statement on Form S-3, SEC File No. 333-162611 (the “Registration Statement”)

Dear Sirs:

           In connection with the proposed public offering by the Company and certain stockholders of the Company of Company securities under the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 4:00 p.m. Eastern Time, on December 2, 2009, or as soon thereafter as practicable.

          With respect to this request the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Rodman & Renshaw Capital Group, Inc.

By:	/s/ Edward Rubin
Edward Rubin
President and Chief Executive Officer